

February 17, 2011

Mr. Kessel D. Sterling
Chief Executive Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901

Re: Synovus Financial Corp.
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Amendment Number One to Form 10-K for the year ended December 31,
2009, filed April 26, 2010
Schedule 14A, filed March 12, 2009
Amendment to Schedule 14A, filed March 12, 2009
Amendment to Schedule 14A, filed April 1, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
<u>File No. 001-10312</u>

Dear Mr. Sterling:

    We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Michael R. Clampitt
                        Senior Attorney